Exhibit 4


               Letter from Relational Investors LLC to the Chairman and Chief Executive Officer of Tektronix Inc., dated March 22, 1999.

                           RELATIONAL INVESTORS LLC
                  4330  La Jolla Village Drive, Suite 220
                        San Diego, California  92122
                          Telephone (619) 597-9400
                        Facsimile:  (619) 597-8200

VIA FACSIMILE

March 22, 1999

Mr. Jerry Meyer
Chairman and Chief Executive Officer
Tektronix, Inc.
26600 SW Parkway Avenue
Wilsonville, OR  97070

Dear Jerry:

Thank you for taking the time to meet with us on Friday.
The meeting was constructive and encouraging.

We believe that Tektronix's market credibility is impaired because of failed initiatives and the continuing absence of a credible plan for correcting the company's performance. Tektronix has great potential for price appreciation if you immediately initiate the steps we discussed AND convince the market you will remain steadfact to that path.

In our experience, such a program should be executed under a single comprehensive plan which has been clearly articulated to the company's shareholders and employees. This provides the best chance for the company to receive full credit from the market and the best chance for successful implementation. To reiterate, the program we outlined is to:

- Dispose of unprofitable operations related to the company's video division.

- Implement a comprehensive cost reduction program within the test and measurement division.

- Curtail excess capital programs related to corporate infrastructure.

- Strictly limit growth initiatives to the company's core strengths of color printers and test and measurement equipment.

- Deploy the excess cash resulting from these steps to a major share repurchase program.

- Add major shareholder representation to the company's board of directors.

As we discussed at our meeting, we feel strongly that large shareholder representation on Tektronix's board of directors is a key component of the program. This would send a powerful message to Tektronix's owners that you are committed to restoring shareholder confidence and determined to further align the board's and shareholders' interests. With this in mind, we are looking forward to hearing back from you regarding our request to meet with the board's Committee on Directors. We are happy to travel to Portland or any other venue of convenience to the committee.

Again, thank you for taking the time to meet. Please call me at any time if you would like to discuss any of these issues in more detail or if we can be of assistance.

Sincerely,


/s/ Ralph V. Whitworth
-----------------------
Ralph V. Whitworth